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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
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                           For the Month of July 2004

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                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:     Form 20-F           40-F    X
                                                  -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:               No:  X
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[LOGO]                                                    1630 Waterfront Centre
                                                              200 Burrard Street
                                                                   Vancouver, BC
                                                                         V6C 3L6

                                  NEWS RELEASE

TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

            ID BIOMEDICAL ANNOUNCES THE APPOINTMENT OF JOHN TRIZZINO
                 TO SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT

VANCOUVER, BC - JULY 7, 2004 - ID Biomedical announced today that it has appointed John Trizzino as its new Senior Vice President of Business Development. Mr. Trizzino was formerly Vice President of Business Development for the Henry Schein Medical Group and previously Vice President and General Manager of Henry Schein's General Injectables and Vaccines (GIV) specialty distributor division.

Mr. Trizzino comes to ID Biomedical with over 23 years of broad corporate experience. He has wide spread and expert knowledge of the US vaccine market with a focus on influenza vaccine in the private and public sectors. Mr. Trizzino has worked closely and has established solid relationships with all parties in the influenza business from the CDC and manufacturers to distribution and the provider community. Mr. Trizzino has established himself as a leader in the vaccine community by his significant accomplishments at Henry Schein, his work with the CDC and Influenza Summit and his work as a Healthcare Distribution Management Association (HDMA) Board member.

"We are very excited about John joining our management team," said Todd Patrick, President of ID Biomedical. "His experience and knowledge of the vaccine market has significant value to ID Biomedical. Additionally, as we approach the close of ID Biomedical's purchase of the Shire vaccine division, John's experience and the respect he has earned throughout the vaccine community will be further leveraged. John's initial focus will be on advancing our partnership discussions in Europe and other international markets outside of North America."

"I look forward with great anticipation to my work at ID Biomedical; with the addition of the Shire vaccine division, this company, in my opinion, offers the most significant product portfolio and pipeline in the vaccine marketplace worldwide" said John Trizzino.


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"I have known the senior management team for several years and I am excited to be working with them. There is much to be gained by the work already done by Tony, Todd and Staph and I am anxious to complement their work and contribute to the future success of this company."


ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation



                                      By:   /s/ Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: July 7th, 2004